 Curaleaf to Acquire Northern Green Canada to Bolster European Flower Supply

Deal Provides Curaleaf Strategic Supply Chain Advantage in Key Growth Markets of Germany, Poland, U.K. and Establishes Presence in Australia and New Zealand

NEW YORK, March 19, 2024 – Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading international provider of consumer cannabis products, today announced it has signed a deal to acquire Northern Green Canada (“NGC”), a vertically integrated Canadian licensed cannabis producer focused primarily on expanding in the international market through its EU-GMP certification. NGC also partners with Canadian GACP cultivators to produce and distribute finished cannabis products to both the domestic and global markets.

NGC is one of the few Canadian cultivators with EU-GMP certification. As such, NGC has consistently supplied high THC, non-irradiated flower to the German market, which is expected to see exponential growth following the recent removal of cannabis from the narcotics list. NGC is also increasingly supplying Australia and New Zealand, the world’s fastest-growing cannabis markets.

Given NGC's longstanding role as a key supplier to Curaleaf’s Four20 brand, this acquisition marks a significant milestone in Curaleaf's expansion strategy, particularly in Europe. By integrating NGC, Curaleaf can significantly increase its European margins while extending its global footprint across three continents: North America, Europe, and Australasia (Australia/New Zealand). The deal provides Curaleaf International with secure and consistent high quality indoor EU-GMP flower supply, ensuring the leading position in the growing German market during a critical juncture, while also allowing the Company to maintain its leadership position in the U.K. and expand its first-mover advantage into Poland. Further, NGC’s facility has both ample space and regulatory certification available for modular build-out of additional grow rooms, allowing for increased capacity.

Boris Jordan, Executive Chairman of Curaleaf, stated, “We expect the NGC acquisition to be a highly accretive deal that marks Curaleaf’s first step into the Australasian markets, creating a true global cannabis company with global brands. It allows Curaleaf to safeguard our position in Europe, enhancing our supply chain while increasing our margins. The opportunity in Germany alone cannot be understated, and we continue to prepare strategically for that moment and beyond. We are committed to delivering the highest quality flower in every market we operate, and we are thrilled to welcome the NGC team to the Curaleaf International family.”

Juan Martinez, Head of Curaleaf International, added, “The NGC deal complements our Portuguese cultivation and processing assets, which we continue to expand and develop. With the addition of NGC's indoor non-irradiated flower, coupled with existing production from Portugal that can be quintupled as demand dictates, Curaleaf will have ample high quality GMP supply and future expansion capacity to meet growing market needs. We anticipate other EU countries to follow Germany’s lead in advancing their medical cannabis programs to increase patient access.”

Lisa McCormack, President and CEO of Northern Green Canada, said, “The NGC team is excited to become a part of the Curaleaf family. As their longstanding commercial partner, we believe we can help accelerate Curaleaf’s growth in global markets. We are committed to providing high quality GMP products under the umbrella of the largest global cannabis company in the world.”

The deal is expected to close in the second quarter of 2024, pending all regulatory approvals.

About Curaleaf Holdings

Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to enhance lives by cultivating, sharing and celebrating the power of the plant. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, Grassroots, JAMS, Find and Zero Proof provide industry-leading service, product selection and accessibility across the medical and adult-use markets. In the United States, our brands are sold in 17 states with operations encompassing 145 dispensaries. Curaleaf International is the largest vertically integrated cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Toronto Stock Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com,

About Northern Green Canada Inc.
Northern Green Canada Inc. is a federally licensed, EU GMP-certified producer of medical cannabis, focused on providing cannabis medications for a better quality of life. Their experienced team of experts operates in an EU GMP-certified, 2500 m2 (27,000 square foot) indoor growing and 25-ton processing facility with a 4275 m2 (46,000 square foot) expansion capability. NGC was the first privately-owned Canadian licensed producer of cannabis to have EU GMP certification and in 2023 over 95% of their Revenue was attributed to international markets.

FORWARD-LOOKING STATEMENTS

This media advisory contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward-looking statements and information concerning Curaleaf’s acquisition of Northern Green Canada. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the company with respect to the matter described in this new release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed May 1, 2023, which is available under the Company's SEDAR profile at http://www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release. The Toronto Stock Exchange has not reviewed, approved, or disapproved the content of this news release.

INVESTOR CONTACT
Curaleaf Holdings, Inc.
Camilo Lyon, Chief Investment Officer
IR@curaleaf.com

MEDIA CONTACT
Curaleaf Holdings, Inc.
Tracy Brady, SVP, Corporate Communications
media@curaleaf.com

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